File No. 70-9641

(As filed June 29, 2001)
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 8 ON FORM U-1/A
APPLICATION/DECLARATION
under
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
      ___________________________________________________________________
                    (Name of companies filing this statement
                 and addresses of principal executive offices)

                                      None
     ___________________________________________________________________
       (Name of top registered holding company parent of each applicant)

                              Steven L. Zelkowitz
                  Executive Vice President and General Counsel
                              KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
     ___________________________________________________________________
                    (Name and address of agent for service)

                    The Commission is also requested to send
                copies of any communications in connection with
                                this matter to:

                             Kenneth M. Simon, Esq.
                              Laura V. Szabo, Esq.
                     Dickstein Shapiro Morin & Oshinsky LLP
                               2101 L Street, NW
                             Washington, D.C. 20037

POST-EFFECTIVE AMENDMENT NO. 8 TO
APPLICATION/DECLARATION UNDER
SECTION 9,10 AND 11 OF THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

         The Securities and Exchange Commission (the "Commission") issued an order authorizing KeySpan Corporation ("KeySpan") to acquire Eastern Enterprises ("Eastern") on November 7, 2000 (Release No. 35-27271), as corrected by the order issued on December 1, 2000 (collectively, the "Merger Order"). The merger was consummated on November 8, 2000. In the Merger Order, the Commission reserved jurisdiction with respect to the retention by KeySpan of the following non-utility subsidiaries of Eastern (collectively, the "Eastern Subsidiaries"):

         (i) Eastern Urban Services, Inc. ("EUS") which holds a limited partnership interest in Amiff Housing Associates which acquires, rehabilitate and operates existing low-income housing projects for which federal financing was available;

         (ii) Eastern Associated Securities Corp. ("EAS") holds investment securities; and

         (iii) PCC Land Company, Inc. ("PCC") which holds title to real property in Pennsylvania that was the site of a coke/manufactured gas plant operated by Philadelphia Coke Co., Inc., an associate company that is now inactive.

         The Commission also reserved jurisdiction over the retention of Eastern Enterprises Foundation (“EEF”) which made charitable contributions. EEF was dissolved in January of 2001, therefore, retention is no longer an issue.1

         As set forth in the Merger Order, KeySpan is required to file a post-effective amendment by June 30, 2001, to justify retention of the Eastern Subsidiaries pursuant to Section 11(b)(1) of the Public Utility Holding Company Act of 1935 (the "Act").2 In compliance with the Merger Order, this post-effective Amendment No. 8 amends the Form U-1 Application/ Declaration previously filed in this proceeding on November 7, 2000, by setting forth the reasons justifying KeySpan's retention of the Eastern Subsidiaries.

1  The Merger Order also states that the Commission has retained jurisdiction over Eastern Associated Capital Corp. (“EASC”), however, KeySpan believes that this is a typographical error because no such company was listed in the Application/Declaration filed on November 7, 2001 in this proceeding since EASC was dissolved on September 13, 2000, before KeySpan became a registered holding company.

2  The December 1 order requires KeySpan to file a post-effective amendment no later than June 30, 2001, justifying retention of the Eastern Companies and if the Commission should order divestiture of all or any part of such interests, KeySpan will be required to do so by November 7, 2003. In the Merger Order, the Commission also reserved jurisdiction over KeySpan’s retention of the following additionally wholly-owned, indirect non-utility subsidiaries: KeySpan Services Inc. (“KSI”) and its subsidiaries (“KSI Companies”); and ENI Mechanical, Inc. and its subsidiaries (“ENI Companies”). With regard to these companies, on June 27, 2001, KeySpan filed a separate post-effective amendment addressing the retention issues.

         KeySpan requests that the Commission release jurisdiction over the Eastern Subsidiaries and allow KeySpan to retain these companies.

As described in the Application/Declaration, KeySpan is a diversified public utility holding company and through direct and indirect subsidiaries, engages in non-utility businesses. Except for the relatively few companies in which the Commission retained jurisdiction, the Merger Order approved KeySpan's retention of its non-utility businesses.3 Together, at December 31, 2000, all of KeySpan's non-utility subsidiaries and investments constituted approximately 33% of the consolidated assets of KeySpan and its subsidiaries. For the twelve (12) months ended December 31, 2000, all of KeySpan's non-utility subsidiaries and investments constituted approximately 38% of consolidated net income and 44% of consolidated revenues. Of KeySpan's investments in its non-utility companies, as of December 31, 2000, KeySpan's investments in the Eastern Subsidiaries constituted less than 1% (i.e., approximately 0.02%) of the consolidated assets, net revenues and income of KeySpan and its subsidiaries.

         Section 11(b)(1) of the Act permits a registered holding company to retain non-utility businesses that are reasonably incidental, or economically necessary or appropriate, and not detrimental to the proper functioning of the holding company systems. Although the Commission traditionally has interpreted this provision to require an operating or functional relationship4 between the non-utility activity and the system's core non-utility business, in its release promulgating Rule 58,5 the Commission stated that it "has sought to respond to developments in the industry by expanding its concept of a functional relationship." The Commission concluded in the Rule 58 Release "that various considerations, including developments in the industry, the Commission's familiarity with the particular non-utility activities at issue, the absence of significant risks inherent in the particular venture, the specific protections provided for consumers and the absence of objections by the relevant state regulators, made it unnecessary to adhere rigidly to the types of administrative measures" used in the past. In the SEC Division of Investment Management 1995 report on the Regulation of Public Utility Holding Companies (the "1995 Report"), Staff recommended a more flexible interpretation of the provisions of the Act concerning diversification and contemplated "an interpretation of the language of Section 11(b)(1) that would allow registered holding companies to engage in non-utility businesses that are economically appropriate and in the public interest, regardless of whether such activities are ancillary to the utility business."6

         Eastern, an exempt holding company, invested in the Eastern Subsidiaries before it became a subsidiary of a registered holding company (KeySpan) and, as such, was free to

3  The Merger Order required KeySpan to divest of its interests in Midland Enterprises, Inc.

4  Michigan Consolidated Gas. Co., 44 SEC 361 (1970), affd. Michigan Consolidated Gas Company v. SEC, 444 F.2d 913 (1970).

5  Exemption of Acquisition by Registered Public-Utility Holding Companies of Securities of Nonutility Companies Engaged in Certain Energy-Related and Gas-Related Activities, Holding Co. Act Release No. 26667 (February 14, 1997) ("Rule 58 Release").

6  1995 Report at 91.

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invest in a variety of non-utility businesses and activities without the need to obtain prior Commission approval under Section 9(a) of the Act. The investments in the Eastern Subsidiaries are reasonably incidental, have been successful overall, resulted in tangible benefits to shareholders, and undertaken in compliance with applicable state laws and regulations in a manner to minimize risks to the ratepayers of their affiliated utilities. As discussed more fully below, the Eastern Subsidiaries satisfy the Commission's standards for retention. These companies are engaged in the same types of businesses that the Commission has previously allowed registered holding companies to acquire, or newly registered holding companies to retain consistent with the Commission's interpretation of the Section 11(b)(1) standard. Therefore, like the Commission has done with other newly registered or existing registered holding companies and KeySpan's other non-utility businesses, it should authorize the retention of the Eastern Subsidiaries.

         In support of its request, the following is a description of the specific bases under which the Eastern Subsidiaries may be retained pursuant to Section 11(b)(1). (The following information amends Item 3.A.4.b.(iii) of the Application/Declaration with respect to the discussion of the Eastern Subsidiaries).

         Civic/Passive Investments. The Commission has permitted registered holding companies to make and retain investments that are passive and/or de minimis in civic, charitable, and economic development ventures, including investments in venture capital partnerships, that are important to the responsibilities of good corporate citizenship.7 For example, in WPL and in Ameren, the Commission approved of investments in limited liability partnership interests or limited liability corporations that engaged in the development, ownership and sale of affordable low-income housing properties and provided asset management services in connection with such properties. In these cases, the Commission found that the investments in limited partnerships or limited liability corporations which were engaged in providing low income housing were permissible because neither company had authority in the management or control of the business and the investments were for the purpose of obtaining federal and state income tax credits. Because the following Eastern Subsidiaries are substantially similar to those mentioned above and since all of the following investments are passive investments in which neither KeySpan nor its affiliates participate in management or exercise control, they are retainable under the Act:

         •  EUS, since the 1960s, has engaged in community development activities to qualify for Low Income Housing Tax Credits under Section 42 of the Internal Revenue Code. Specifically, EUS invested in a number of limited partnerships which acquired, rehabilitated and operated existing low-income housing projects located in the service territories of Eastern’s gas utilities. Only one of these partnerships, Amiff Housing Associates, continues to operate and EUS’ interest is merely that of a passive investor holding a 10% limited partnership interest. Under the terms of the partnership agreement, limited partners, including EUS, have no management authority or control over the business. EUS’s interests in

7  See WPL Holdings, Holding Co. Act Release No. 26856 (April 14, 1998); Ameren Corporation, Holding Co. Act Release No. 26809 (December 30, 1997).

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the partnership are self-liquidating as the tax credits expire and EUS does not plan to invest in the development of new low-income housing projects.8

         •  EAS was formed in 1986 to help its parent, Eastern, maintain its holding company tax exemption under Massachusetts law. Under Massachusetts Gen. Law. Ch. 62, Sec. 8(b), a Massachusetts business trust is exempt from Massachusetts taxes if it meets certain income and asset- based tests. (Eastern is a Massachusetts business trust.) At year-end, the asset test under the Massachusetts tax law requires that at least 90% of its assets be invested in “securities,” at least 75% of which were issued by 80% controlled affiliates. For example, in 1986, one of Eastern’s coal mining subsidiaries received approximately $60 million on the cancellation of a contract with a power company. EAS was a vehicle for holding these proceeds in fairly liquid form without violating the asset-based portion of the Massachusetts tax holding company test. EAS similarly was used to hold minority interests in other non-utility investments of Eastern to preserve the exemption. Currently, EAS’s holdings consist of small investments in temporary money market accounts. Thus, EAS’s purpose was to provide tax advantages to Eastern, similar to the tax benefits provided by the investments in housing projects permitted in WPL and Ameren and are clearly passive and de minimis.

         Real Estate Holdings Related to Manufactured Gas Activities. PCC owns approximately 80 acres of land located in the Philadelphia area. The land was previously owned by, Philadelphia Coke Co., Inc. ("Coke Co."), a subsidiary of Eastern which is inactive, and was the site of its coke operations. Manufactured gas was a substantial by-product of the coke operations which Coke Co. sold to Philadelphia's municipal utilities. It also sold coke for residential heating and other purposes. The plant was closed in 1982 and the land has not been used since though over the years environmental clean up activities have occurred on the site.

         In UNITIL Corporation,9 the Commission permitted a registered holding company to retain a non-utility subsidiary which acquired real property to support utility operations.10 PCC’s ownership of the land formerly used by Coke Co. in its manufactured gas business is analogous to the real estate activities approved by the Commission UNITIL and WPL Holdings. Technically, Coke Co. was not a gas utility company because it did not distribute at retail the manufactured gas it produced. However, Coke Co.‘s sale of manufactured gas to gas distribution companies and coke to residential customers would have been Rule 58(b)(1)(v) energy- related marketing activities (i.e., the sale of manufactured gas and other combustible fuels). Its manufactured gas activities would also have been gas-related activities specified under Section 2(b) of the Gas-Related Activities

8  EUS also owns a small parcel of unimproved real estate (approximately 6 acres) in Warrant, Massachusetts, which was originally acquired in the 1970s for use in a proposed waste disposal operation which never reached beyond the exploratory stages. EUS's ownership of such land is a de minimis, passive investment.

9  Holding Co. Act Release No. 25524 (Apr. 24, 1992).

10  See also WPL Holdings, Holding Co. Act Release No. 26856 (Apr. 14, 1998) (registered holding company subsidiary purchased and held real property primarily for use in utility affiliate's public utility operations).

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Act (“GRAA”). Section 2(b) of the GRAA defines a gas- related company to include any company organized to participate in production, manufacturing and marketing activities related to, inter alia, the supply of manufactured gas. Thus, PCC simply owns land that was used to support an affiliated companies energy- and gas related activities.

SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                         KEYSPAN CORPORATION

                                         ______________/s/_____________
                                         Steven L. Zelkowitz
                                         Executive Vice President and General
                                         Counsel

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